1163653

3-1-02


RECD S.E.C
MAR 14 2002
1086

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02024319

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of March 2002.
Total number of pages: 8.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

March 6, 2002

To: New York Stock Exchange

Notice of Record Date

We are pleased to notify to you that Nomura Holdings, Inc. has fixed the record date to March 31, 2002 for the ordinary general meeting of shareholders for the fiscal year ended March 31, 2002 pursuant to Article 11, Paragraph 1 of its Articles of Incorporation. The proposed dividend for this fiscal year has not been resolved yet. It is scheduled to be determined and notified to you around April 30, 2002.

Nomura Holdings, Inc.
9-1 Nihonbashi 1-chome, Chuo-ku,
Tokyo 103-8645, Japan
TEL: (03) 5255-1000

NOMURA PRESS RELEASE

March 11, 2002

Changes in Organizations and Directors

Tokyo, March 11, 2002 — Today, Nomura Holdings, Inc. announces the following changes in organizations and directors of its wholly owned subsidiaries, Nomura Securities Co., Ltd., Nomura Asset Management Co., Ltd., The Nomura Trust & Banking Co., Ltd., Nomura Capital Investment Co., Ltd., and Nomura DC Planning Co., Ltd.

A) Changes in Organizations

1. Nomura Securities Co., Ltd.

The M&A Advisory Department is to be established with effect from April 1, 2002.

2. Nomura Asset Management Co., Ltd.

The New Products Development Division is to be renamed the Products Management Division and the Disclosure Department, which currently belongs to the Fund Administration Division, is to be affiliated to this division.

The Advisory Fund Management Department is to be established under the Equity Investment Division with effect from April 1, 2002. The Global Equity Fund Management Department is to be dissolved and its functions integrated into the Global Equity Investment Department.

Quantitative Investment Department I is to be renamed the Quantitative Investment Department.

Quantitative Investment Department II is to be renamed the Passive Investment Department

3. The Nomura Trust & Banking Co., Ltd.

The Trust Business Department is to be established with effect from April 1, 2002.

B) Changes in Directors

1. Nomura Securities Co., Ltd.

Changes in Position (effective from April 1, 2002)

Takashi Tsutsui
Executive Managing Director
(currently Managing Director)

Takashi Yanagiya
Executive Managing Director
(currently Managing Director)

Kenichi Watanabe
Executive Managing Director
(currently Managing Director)

Yoshifumi Kawabata
Managing Director
(currently Director)

Shogo Sakaguchi
Managing Director
(currently Director)

Masanori Itatani
Managing Director
(currently Director)

Retiring Directors (effective from March 31, 2002):

Toshiaki Ito
Executive Vice President
(appointed Advisor effective from April 1, 2002)

Toshio Ando
Executive Managing Director
(appointed Chairman of Nomura Asset Management Co., Ltd. effective from April 1, 2002)

Kazutoshi Inano
Executive Managing Director
(appointed President and Chief Executive Officer of Nomura Asset Management Co., Ltd. effective from April 1, 2002)

Hiroshi Inoue
Managing Director
(appointed Executive Managing Director of Nomura Investor Relations Co., Ltd. effective from April 1, 2002)

Takashi Yakabe
Managing Director
(appointed Advisor effective from April 1, 2002)

New Directors (effective from April 1, 2002)

Isao Shirai
Director
(currently General Manager of Financial Institutions Department)

Kenichi Shinbashi
Director
(currently General Manager of Operations Planning Department)

Shigeyuki Kurokawa
Director
(currently Branch Manager of Hiroshima Branch)

Hideyuki Takahashi
Director
(currently President and CEO of Nomura Securities International, Inc.)

Hiroshi Tanaka
Director
(currently General Manager of Equity Department)

2. Nomura Asset Management Co., Ltd.

Retiring Director (effective from March 31, 2002):

Hiroshi Toda
Director
(concurrently Director of Nomura Holdings, Inc.)

New Director (effective from April 1, 2002):

Masanori Itatani
Director
(concurrently Director of Nomura Holdings, Inc.)

3. Nomura Capital Investment Co., Ltd.

Retiring Director (effective from March 31, 2002):

Hiromi Yamaji
President and Chief Executive Officer
(concurrently Managing Director of Nomura Securities Co., Ltd.)

New Director (effective from April 1, 2002):

Takumi Shibata
President and Chief Executive Officer
(concurrently Managing Director of Nomura Securities Co., Ltd.)

4. Nomura DC Planning Co., Ltd.

Retiring Director (effective from March 31, 2002):

Yasuaki Fukui
President and Chief Executive Officer
(concurrently Director of Nomura Securities Co., Ltd.)

New Director (effective from April 1, 2002):

Shin Ikeyama
President and Chief Executive Officer
(concurrently General Officer of Nomura Securities Co., Ltd.)

For Further Information:

Toshiyasu Iiyama/ Ryugo Matsuo

Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 12, 2002

By: 

Masanori Itatani
Director